(Currently Brascan Corporation)

NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT (CURRENTLY BRASCAN CORPORATION)
ANNOUNCES CHANGE IN STOCK TRADING SYMBOL

Toronto, CANADA, September 30, 2005 - Brookfield Asset Management (currently Brascan Corporation) (NYSE/TSX: BNN) today announced that its stock trading symbol on the Toronto Stock Exchange and the New York Stock Exchange will be changed from "BNN" to "BAM" effective the start of business on Wednesday, October 5, 2005. This new symbol reflects the company's evolution as a specialist asset manager.

As previously announced, the company is seeking shareholder approval to change its name to "Brookfield Asset Management Inc." at a Special Meeting to be held on November 10, 2005. The Notice and Circular for this Meeting are being circulated to the company's shareholders and will be available on the company's web site at www.brascancorp.com. Following approval of the name change, the company will continue to use the new stock symbol "BAM".

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Brookfield Asset Management (Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brascancorp.com.

Contact:

Brascan Corporation: Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.